Exhibit 99.32

Number: BC1107842

CERTIFICATE
OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that HASHCHAIN TECHNOLOGY INC. changed its name to DIGIHOST TECHNOLOGY INC. on February 14, 2020 at 11:31 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On February 14, 2020 CAROL PREST Registrar of Companies Province of British Columbia Canada

ELECTRONIC CERTIFICATE